

July 3, 2012

Via E-mail
Steven A. Subick
Chief Executive Officer
Merculite Distributing, Inc.
41738 W. Hillman Drive
Maricopa, AZ 85239

> **Re: Merculite Distributing, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed June 20, 2012**
> **File No. 333-180606**

Dear Mr. Subick:

We have reviewed the above-captioned filing and have the following comments.

General

1. Please relocate the disclosure you provided in response to comment one of our letter dated April 30, 2012 to the prospectus cover page.

2. We note your response to comment two in our letter dated April 30, 2012. Your filing continues to indicate that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no inventory, and no employees (other than your two executive officers). Mr. Subick's track record with Sterilite Solutions Corp raises additional concerns regarding the company's present and future intentions to implement its disclosed business plan of distributing privately labeled cleaning solution products. As such, please revise the registration statement to comply with Rule 419. See generally Securities Act Release No. 33-6932 (April 28, 1992).

3. We note your response to comment 3 of our letter dated April 30, 2012. Please explain how the spin-off of Merculite Distributing, Inc. from Oraco Resources, Inc. was consistent with requirements of Section 4.3.B. of Staff Legal Bulletin No. 4 (September 16, 1997). It does not appear as though Oraco (the parent) provided shareholders with adequate information in that it did not give its shareholders an information statement that described the spin-off and the subsidiary that substantially complied with Regulation 14A or Regulation 14C nor did Merculite register the spun-off securities under the Exchange Act.

Index to Financial Statements, page 34

4. Please amend your filing to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Exhibit 23.1

5. In your next amendment please ensure the consent uses the correct audit report date.

You may contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Donald J. Stoecklein, Esq. (Via E-mail)
       Stoecklein Law Group, LLP
       Columbia Center
       402 West A Street
       Suite 1150
       San Diego, CA 92101